UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

March 1, 2022

(Date of Report (Date of earliest event reported))

ELEKTROS, INC.

(Exact name of registrant as specified in its charter)

Nevada	85-4235616
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1626 South 17th Avenue

Hollywood, FL 33020

(Full mailing address of principal executive offices)

Telephone: (347)-885-9734

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.1	Other Events

PRESS RELEASE

On March 1, 2022, Elektros, Inc. (the “Company”) issued a press release that the Company has entered into an agreement with with Jiangsu Jinpeng Group Co., Ltd. (“JJG”) of China to produce and deliver the Company’s first batch of Elektros Sonic branded vehicles to the United States. The agreement calls for the shipment of electric car parts by JJG to the Company. Eight electric vehicles are estimated to be built in Florida at a projected cost of $66,000.

The press release is furnished as Exhibit 15.1 to this report and is hereby incorporated by reference.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Circular, as such factors may be updated from time to time in our periodic filings and Offering Circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Item 10.	Exhibits

Number	Description of Exhibit

15.1	Press Release dated March 1, 2022

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEKTROS, INC.

Date: March 1, 2022	By:	/s/ Shlomo Bleier
Shlomo Bleier
President